Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482 8260

www.eatonvance.com

May 22, 2020

Lisa Larkin

Office of Filings, Information & Consumer Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Rule 485(a) Filing for Eaton Vance Mutual Funds Trust (the “Registrant”) on behalf of

Parametric International Equity Fund (the “Fund”)

Post-Effective Amendment No. 327 (1933 Act File No. 002-90946)

Amendment No. 330 (1940 Act File No. 811-04015) (the “Amendment”)

Dear Ms. Larkin:

This letter responds to a comment you provided to the undersigned via telephone on May 8, 2020, in connection with your review of the Amendment filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 31, 2020 (Accession No. 0000940394-20-000734). We have reproduced the comment below and immediately thereafter have provided the Registrant’s response. Capitalized terms have the same meaning as defined in the Amendment unless otherwise indicated.

1.	In the sections of the Fund’s Prospectus titled “Performance” and “Financial Highlights” and the section of the Fund’s Statement of Additional Information titled “Financial Statements,” financial information as of the fiscal year ended January 31, 2019 is included or incorporated by reference. Please confirm that performance information and audited financial statements as of the Fund’s most recent fiscal year end will be included in the subsequent amendment to the Fund’s registration statement.

Response: The Registrant acknowledges the comment and confirms that performance information and audited financial statements as of the Fund’s most recent calendar and fiscal year end, respectively, will be included in the subsequent amendment to the Fund’s registration statement.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8878.

Very truly yours,

/s/ Michael Keane

Michael Keane, Esq.

Vice President